Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2005 JAN 18 P 12:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010318

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

4 January 2006

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 December to 31 December 2005.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

JAN 20 2006

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

1/19

1990006 (4/05)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 42 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notice re exercise of share options - Christopher Rhodes – 5 December 2005
Notice re exercise of share options - Stephen Leonard/Michael Thomas – 5 December 2005
Notice re exercise of share options - Richard Pym – 5 December 2005
Notice re exercise of share options - David Bennett – 5 December 2005
Notice re exercise of share options - Richard Banks – 5 December 2005
Notice re exercise of share options - Andrew Robinson/Graham Pilkington/Stuart Dawkins – 6 December 2005
Notice re exercise of share options - Richard Pym – 13 December 2005
Notice re exercise of share options - Ian Lawrence – 15 December 2005
Notice re transfer of shares – Richard Banks to Mrs Elaine Banks – 15 December 2005
Notice re exercise of share options - Richard Banks – 21 December 2005
Notice re exercise of share options - Richard Pym – 21 December 2005
Notice re exercise of share options - Andrew Robinson/Stephen Leonard – 29 December 2005
New Board Appointment – Rodney Duke

Information distributed to the Company's security holders

None

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,886	1,553	3,309
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Helen Riley	Ordinary	10,748
Address: 4 Hedgebank Close Liverpool		
UK postcode: L9 9JB		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,809	2,155	5,837
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Steven Cliff	Ordinary	8,964
Address: Paddock View, Frolesworth Road, Leire, Leics		
UK postcode: LE17 5HJ		
Name: Alan Wall	Ordinary	5,837
Address: 5 Clengers Bow, Churchtown, Southport		
UK postcode: PR9 9RW		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester

Tel LE19 0AL

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,166		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	879.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Nicola MacLeod (nee Rayson)	Class of shares allotted: Ordinary	Number allotted: 1,166
Address: 44 Beechwood Park Road Solihull		
UK postcode: B91 1ES		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,637	1,793	1,580
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	834	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf.

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Nicola MacLeod (nee Rayson) Address: 44 Beechwood Park Road Solihull UK postcode: B91 1ES	Ordinary	5,010
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	439	1,732	1,644
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	879.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Nicola MacLeod (nee Rayson) Address: 44 Beechwood Park Road Solihull UK postcode: B91 1ES	Ordinary	3,815
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,647	1,423	1,491
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: stephen Bowyer	Ordinary	1,647
Address: 9 Thurlow Close, Oadby, Leicester		
UK postcode: LE2 4TG		
Name: John Buckle	Ordinary	1,423
Address: 42 Tealby Close, Gilmorton, Lutterworth, Leics		
UK postcode: LE17 5PT		
Name: Andrew Hedges	Ordinary	1,491
Address: 2 Fountain Cottages, Odnall Lane, Clent, West Midlands		
UK postcode: DY9 9PU		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 22-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel LE19 0AL
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,111	14,643	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	364.4	632	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 6,111
Address		
UK postcode		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 14,643
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 28-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

28-Dec-05

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 5 Year Maturity 5th Tranche

Name		Address					Total Options Exercised
JACQUELINE	HINTON	20 Hoggs Hill Lane	Formby	Merseyside		L37 6AW	2778
THOMAS	LOUGHLIN	80 Orleans Road	Old Swan	Liverpool	Merseyside	L13 5XW	370
ROBERT	THOMPSON	16 St Matthews Close	Walton	Liverpool		L4 9XY	2778
JIM	THOMSON	25 Foxglove Green	Willesborough	Ashford	Kent	TN24 0RJ	185
							6111

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28-Dec-05

Alliance Leicester

2002 3 Year Maturity 5th Tranche

Name		Address					Total Options Exercised
KERRY	BREMNER	12 Provost Chapel Road	Arbroath			DD11 4HH	120
STEPHANIE	CASHMORE	21 Northgate Road	Stoneycroft	Liverpool	Merseyside	L13 6RS	300
CAROL	COLQUHOUN	39 Douglas Road	Renfrew			PA4 8BB	396
KEVIN	DAVEY	5 Kingscourt Road	West Derby	Liverpool	Merseyside	L12 8RD	601
MARK	ELLISON	70 Longdown Road	Fazakerley	Liverpool	Merseyside	L10 4UT	156
MADELAINE	HARTNETT	9 Bridge Farm Drive	Liverpool			L31 9AL	300
JAMES	HUMPHERSON	6 Caroline Court	Leicester	Leicestershire		LE2 8QW	150
NICHOLAS	HUXFORD	5 Honiton Road	Aigburth	Liverpool	Merseyside	L17 6BB	601
SUKHJIT	KAUR	10 Priestman Road	Thorpe Astley	Leicester		LE3 3UJ	1202
IMRAN	KHAN	4 Crown Hills Avenue	Leicester			LE5 4HD	1503
STEPHEN	LEONARD	562 Kenilworth Road	Balsall Common	Coventry	West Midlands	CV7 7RZ	1503
RICHARD	LEONG	117 Penny Lane	Mossley Hill	Liverpool		L18 1DF	1503
MARY	MARTIN	41 Chuckery Road	Walsall	West Midlands		WS1 2DT	180
ELAINE	MAYBERRY	69 Allan Park Crescent	Edinburgh			EH14 1LQ	601
LISA	MCGOWAN	32 Taunton Drive	Aintree	Liverpool	Merseyside	L10 8JW	60
KERRY	MCLOUGHLIN	18 Knighton Close	Broughton Astley	Leicester		LE9 6UG	300
STEPHEN	MCMULLEN	15 Leighton Avenue	Meols	Wirral	Merseyside	CH47 0LY	210
RENA	PARMAR	29 Hampton Close	Forest Lea	Coalville	Leicestershire	LE67 4DH	300
MARINA	PATTON	11 Fern Drive	Magherafelt	County Londonderry		BT45 5HZ	1503
JANET	PILKINGTON	68 Russell Road	Southport	Merseyside		PR9 7RB	300
ANDREW	ROBINSON	9 Outwoods Close	Atherstone	Warwickshire		CV9 2NU	601
ANITA	SANDHU	58 Haddenham Road	Leicester			LE3 2BF	601
ANN	STOCKER	55 Tillett Close	Ormesby	Great Yarmouth	Norfolk	NR29 3PW	120
DAVID	TURNER	17 Swisspine Gardens	St Helens			WA9 5UE	150
STEPHEN	WALKER	17 Hilltop Avenue	Great Glen	Leicester	Leicestershire	LE8 0EE	1202
LYNNE	WORTHINGTON	41 Gladstone Road	Seaforth	Liverpool	Merseyside	L21 1DG	180
							14643

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,628	60,784	28,731
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	533	510	650

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Richard Pym Address: 24 Mymms Drive Brookmans Park Hatfield Hemel Hempstead - Herts UK postcode: AL9 7AF	Ordinary	66,412
Name: Richard Banks Address: White Lodge 26 West Road Weaverham UK postcode: CW8 3HL	Ordinary	28,731
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 21-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,060	2,200	1,867
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	900.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Geoffrey Lloyd	Ordinary	6,060
Address 3 Grafton Road Ainsdale Southport Merseyside		
UK postcode PR8 2RW		
Name	Class of shares allotted	Number allotted
Graham Long	Ordinary	2,200
Address 15 Sumatra Road West Hampstead London		
UK postcode NW6 1PS		
Name	Class of shares allotted	Number allotted
Steven Stopani	Ordinary	1,867
Address Barn Cottage Top End Pytchley Northants		
UK postcode NN14 1EX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 20-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number DX exchange

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	754	2,258	1,963
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter Curry	Class of shares allotted: Ordinary	Number allotted: 4,975
Address: 97 Delph Park Avenue Aughton Lancashire		
UK postcode: L39 5DF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste[r]
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number DX exchange

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	193	339	487
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Lorraine Giddings	Ordinary	1,019
Address: 27 Hill Rise Woodhouse Eaves Leics		
UK postcode: LE12 8QX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 19-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,905	1,688	1,702
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Colin Jones Address: Kelani Sunningdale Drive Blundellsand Merseyside UK postcode: L23 7XA	Ordinary	2,905
Name: Patrick Ryan Address: 18 Brandreth Delph Parbold Lancs UK postcode: WN8 7AQ	Ordinary	1,688
Name: Gordon Daniels Address: 20 Kingstone Close Mere View Bolton Road Bury - Lancs UK postcode: BL8 2EN	Ordinary	1,702
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 14-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,283	682	818
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Phillip Beech	Class of shares allotted: Ordinary	Number allotted: 1,283
Address: 2 Holbrook Close Great Sankey Warrington		
UK postcode: WA5 3SE		
Name: Helen Riley	Class of shares allotted: Ordinary	Number allotted: 1,500
Address: 4 Hedgebank Close Aintree Liverpool Merseyside		
UK postcode: L9 9JB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 14-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,999	3,079	2,675
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Alastair Price	Ordinary	15,753
Address: Four Winds Houghton Hill Houghton Huntingdon		
UK postcode: PE28 2BS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 14-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,339	1,538	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Hughes	Class of shares allotted: Ordinary	Number allotted: 2,339
Address: 27 Hillcrest Avenue Market Harborough Leics		
UK postcode: LE16 7AR		
Name: Anna Davies	Class of shares allotted: Ordinary	Number allotted: 1,538
Address: 13 Lord Crewe Close Newbold Verdon Leics		
UK postcode: LE9 9LP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 13-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,809	6,406	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	837	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Lawrence	Class of shares allotted: Ordinary	Number allotted: 18,215
Address: 26 Littleton Close Kenilworth Warwicks		
UK postcode: CV8 2WA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 13-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 12, Month 12, Year 2005	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,109	4,266	1,857
Nominal value of each share	0.50p	0.50P	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	805.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Gladman	Class of shares allotted: Ordinary	Number allotted: 12,232
Address: Martlets 8 Albert Street Kibworth Harcourt Leicester		
UK postcode: LE8 0NA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 12-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,394	2,582	1,323
Nominal value of each share	0.50p	0.50P	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Martin Burrows	Class of shares allotted: Ordinary	Number allotted: 1,394
Address: 46 Harvest Way Broughton Astley Leics		
UK postcode: LE9 6WL		
Name: Karen Postoyalko	Class of shares allotted: Ordinary	Number allotted: 3,905
Address: Hill Crest Newark Hill Foston Grantham		
UK postcode: NG32 2LF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 12-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester.
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,534	758	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	632	689	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 3,292
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 14-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14.12.05

Alliance Leicester

Early Exercise 2002 Scheme

Name				Address			Total Options Exercised
MARTIN CARNEY	26 TURNBRIDGE ROAD	MAGHULL	MERSEYSIDE	L31			360
MELANIE STEPHENSON & SUZANNE HEATH Exors of ANITA MARSH DECEASED	THE GRANGE	BRICKWALL LANE	SEFTON	LIVERPOOL	L29 9AD		671
RICHARD PYM		24 MYMMS DRIVE	BROOKMANS PARK	HATFIELD	HERTFORDSHIRE	AL9 7AF	1,503
							2,534

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 14.12.05

Alliance Leicester rly Exercise 2003 Scheme

Name	Address					Total Options Exercised
SUZANNE HEATH & MELANI E STEPHENSON exors of ANI TA MARSH DECEASED	THE GRANGE	BRICKWALL LANE	SEFTON	LIVERPOOL	L29 9AD	388
BRAIN TOMLIN EXOR OF SANDRA TOMLI N DECEASED	39 SOUTHKINGSMEAD ROAD	KNIGHTON	LEICESTER	LE2 3YN		370
						758

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	748	6,749	2,078
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sarbjeet Uppal	Class of shares allotted: Ordinary	Number allotted: 9,575
Address: 13 Linden Lea Bedworth Nuneaton Warwarks		
UK postcode: CV12 8UD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 12-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,413	1,792	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	837	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Darren Hickman	Ordinary	8,205
Address: 2 Coverdale Road Wigston Leicester		
UK postcode: LE18 3RY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 12-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,228	1,504	859
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	900.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Jill Butterwood	Ordinary	1,228
Address 21 Cedar Road Blaby Leicester		
UK postcode LE8 4AE		
Name	Class of shares allotted	Number allotted
Donna Cunliffe	Ordinary	1,504
Address Ivy House Ivy Lane Rainford St Helens		
UK postcode WA11 8NU		
Name	Class of shares allotted	Number allotted
Karen Woods	Ordinary	859
Address Gooseberry Farm Holmesfield Dronfield		
UK postcode S18 7WB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 12-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 2778	
DX number 11000	DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	657	1,533	1,100
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	900.5	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
Mary Monkhouse	Ordinary	657
Address 7 Chartmount Way Gateacre Liverpool Merseyside		
UK postcode L25 5LB		
Name	**Class of shares allotted**	**Number allotted**
Robert Wheeler	Ordinary	1,533
Address The Old Grange Clipston Market Harborough Leics		
UK postcode LE16 9RS		
Name	**Class of shares allotted**	**Number allotted**
Wendy Legard	Ordinary	1,100
Address 3 Hensman Close Fleckney Leicester		
UK postcode LE8 8UJ		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,436	1,518	1,621
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ann O'Connell	Class of shares allotted: Ordinary	Number allotted: 1,621
Address: The Limes Church Lane Shearsby Leics		
UK postcode: LE17 6PG		
Name: Karen Spencer	Class of shares allotted: Ordinary	Number allotted: 1,518
Address: 20 Fairway Kibworth Beauchamp Leicester		
UK postcode: LE8 0LB		
Name: David Churchill	Class of shares allotted: Ordinary	Number allotted: 1,436
Address: Bosworth House 22 High Street Kibworth Beachamp Leics		
UK postcode: LE8 OLR		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste:
Carlton Park, Narborough, Leicester

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	2,005	1,721	1,458
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Adrian Hallard	Class of shares allotted: Ordinary	Number allotted: 2,005
Address: Hay House Farm Belmont Road Ipstones Staffs		
UK postcode: ST10 2JR		
Name: Richard Davies	Class of shares allotted: Ordinary	Number allotted: 1,721
Address: 20 Elizabeth Way The Beeches Uppingham Leics		
UK postcode: LE15 9PQ		
Name: Mark Jones	Class of shares allotted: Ordinary	Number allotted: 1,458
Address: 2 Fell Close Saddington Grange Fleckney Leics.		
UK postcode: LE8 8DG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste
Carlton Park, Narborough, Leicester
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,823	505	1,182
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Elizabeth Thornewill	Ordinary	1,823
Address: Lang Farm Daventry Northants		
UK postcode: NN11 5GL		
Name: John Hennigan	Ordinary	1,687
Address: 1 Woodlands Court Oadby Leicester		
UK postcode: LE2 4QE		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

RECEIVED 2006 JAN 18 P 12:0? OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,204	5,499	1,693
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sandra Buy	Class of shares allotted: Ordinary	Number allotted: 8,396
Address: 28 Robotham Close Narborough Leicester		
UK postcode: LE9 5RH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste:
Carlton Park, Narborough, Leicester

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,800	2,401	5,367
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Griffin	Class of shares allotted: Ordinary	Number allotted: 15,568
Address: 3 The Gables Upper Packington Road Ashby de la Zouch Leics		
UK postcode: LE65 1EH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 08-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leiceste

Carlton Park, Narborough, Leicester

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 19 Month 12 Year 2005	Day Month Year

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	193	339	487
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lorraine Giddings	Class of shares allotted: Ordinary	Number allotted: 1,019
Address: 27 Hill Rise Woodhouse Eaves Leics		
UK postcode: LE12 8QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 19-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	996	9,116	1,385
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Robinson	Class of shares allotted: Ordinary	Number allotted: 10,112
Address: 9 Outwoods Close Atherstone Warks		
UK postcode: CV9 2NU		
Name: Paul Danson	Class of shares allotted: Ordinary	Number allotted: 1,385
Address: 3 Hampstead Close Narborough Leicester		
UK postcode: LE19 3FR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 07-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17,376	7,390	3,773
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	**Class of shares allotted**	**Number allotted**
Graham Pilkington	Ordinary	24,766
Address 11a Weathercock Lane Woburn Sands Milton Keynes		
UK postcode MK17 8NP		
Name	**Class of shares allotted**	**Number allotted**
Julian Hepplewhite	Ordinary	3,773
Address Inwood Farther Common Hillbrow Liss - Hants		
UK postcode GU33 7QG		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 07-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,141	3,387	3,705
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	877

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Ian Hares	Ordinary	14,528
Address: 23 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name: Stuart Dawkins	Ordinary	3,705
Address: 1 Central Avenue Clarendon Park Leicester		
UK postcode: LE2 1TB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 07-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,210	1,474	1,816
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Anthony Nancarrow Address: The Cottage 84 Woodhouses Burntwood Staffs UK postcode: WS7 9EJ	Ordinary	2,210
Name: Hilary Buckley Address: 136 Uplands Road Oadby Leicester UK postcode: LE2 4NR	Ordinary	1,474
Name: Mark Browne Address: 14 Brocks Hill Drive Oadby Leicester UK postcode: LE2 5RD	Ordinary	1,816
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 07-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,492	2,205	1,610
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	795	510	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Jeanette Moreau	Ordinary	1,492
Address 127 Liverpool Road South Maghull Merseyside		
UK postcode L31 7AE		
Name	Class of shares allotted	Number allotted
Nicola Veall	Ordinary	2,205
Address 60 Howard Road Clarendon Park Leicester		
UK postcode le2 1xh		
Name	Class of shares allotted	Number allotted
Rachel Matthews	Ordinary	1,610
Address 5 Ingham Road West Timperley Altrincham		
UK postcode WA14 5PX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,670	4,286	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mark Browne	Ordinary	10,956
Address: 14 Brockshill Drive Oadby Leicester		
UK postcode: LE2 5RD		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,158	3,141	2,172
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	837	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Stephen Leonard	Ordinary	16,471
Address: 562 Kenilworth Road Balsall Common Warwicks		
UK postcode: CV7 7RZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 5	1 2	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,939	22,243	34,586
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Christopher Rhodes Address: Meadowbrook Main Street Horninghold Market Harborough _ Leics UK postcode: LE16 8DH	Ordinary	69,768
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14,171	32,735	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	785	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Rhodes	Class of shares allotted: Ordinary	Number allotted: 46,906
Address: Meadowbrook Main Street Horninghold Market Harborough _ Leics		
UK postcode: LE16 8DH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,969	1,734	59,293
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	877	877	877

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Pym	Class of shares allotted: Ordinary	Number allotted: 63,996
Address: 24 Mymms Drive Brookmans Park Hatfield Herts		
UK postcode: AL9 7AF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	47,320		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	877		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Banks	Class of shares allotted: Ordinary	Number allotted: 47,320
Address: White Lodge 26 West Road Weaverham		
UK postcode: CW8 3HL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,944	35,820	17,646
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	670	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard Banks	Ordinary	65,410
Address: White Lodge 26 West Road Weaverham		
UK postcode: CW8 3HL		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 05-Dec-2005

A director / secretary / administrator / administrative receiver / receiver, manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,542	1,380	3,773
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Colin Knowles	Ordinary	1,542
Address: Langdales 7 Crosby Road Broughton Astley Leicester		
UK postcode: LE9 6PA		
Name: Leo Verhagg	Ordinary	1,380
Address: The Copse Broadlands Pitsford Northampton		
UK postcode: NN6 9AZ		
Name: Ewan Edwards	Ordinary	3,773
Address: 15 Spruce Avenue Loughborough Leicestershire		
UK postcode: LE11 2QW		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________ Date 02-Dec-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Scheme Admin, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

File No. 82-4964

RNS Number:1649V
Alliance & Leicester PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Christopher Rhodes	Yes	Yes	14,171	7.85*
Christopher Rhodes	Yes	Yes	6,042	Nil**
Christopher Rhodes	Yes	Yes	3,470	Nil***

* Exercise of options granted under the March 1999 Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £7.85

** Exercise of options granted under the 2001 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

*** Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

Mr Rhodes sold 16,879 of the 23,683 shares on the London Stock Exchange at £9.21 per share and retained 6,804 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Christopher Rhodes

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

23,683

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

16,879

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.21

13. Date and place of transaction

2 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

5 December 2005

END

Alliance & Leicester PLC : Director/PDMR Shareholding

RNS Number:1652V
Alliance & Leicester PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Stephen Leonard	Yes		11,158	7.95*
			3,141	8.37**
			2,172	8.055***
Michael Thomas	Yes		12,403	7.95+

* Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

** Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37.

*** Exercise of options granted under the 2001 (Jul) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.055.

Mr Leonard sold all 16,471 shares on the London Stock Exchange at £9.228761 per share.

+ Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

Mr Thomas sold all 12,403 shares on the London Stock Exchange at £9.220743 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

28,874

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

28,874

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

2 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

5 December 2005

END

File No. 82-4964

RNS Number:1656V
Alliance & Leicester PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	59,293	8.77*
Richard Pym	Yes	Yes	4,703	Nil**

* Exercise of options granted under the 1999 Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.77.

** Exercise of options granted under the 1999 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

Mr Pym sold 59,700 of the 63,996 shares on the London Stock Exchange at £9.21 per share and retained 4,296 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

63,996

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

10. Number of shares, debentures or financial instruments relating to shares disposed

59,700

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.21

13. Date and place of transaction

2 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

5 December 2005

END

RNS Number:1659V
Alliance & Leicester PLC
05 December 2005

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
David Bennett	Yes	Yes	42,189	8.77*

*Exercise of options granted under the 1999 Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.77.

Mr Bennett sold 41,103 of the 42,189 shares on the London Stock Exchange at £9.21 per share and retained 1,086 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Bennett

7. State the nature of the transaction

Exercise of options granted under Unapproved Company Share Option Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

42,189

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.21

13. Date and place of transaction

2 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

5 December 2005

END

RNS Number:1661V
Alliance & Leicester PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Banks	Yes	Yes	47,320	8.77*
Richard Banks	Yes	Yes	17,646	Nil**
Richard Banks	Yes	Yes	35,820	Nil***
Richard Banks	Yes	Yes	11,944	Nil****

* Exercise of options granted under the 1999 Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.77.

** Exercise of options granted under the 2000 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0-20.

*** Exercise of options granted under the 2001 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0-20.

**** Exercise of options granted under the 2002 Alliance & Leicester Deferred Bonus Share Option Scheme with a total exercise price of £0-20.

Mr Banks sold 72,987 of the 112,730 shares on the London Stock Exchange at £9.21 per share and retained 39,743 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Banks

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above

8. Number of Shares, debentures or financial instruments relating to shares acquired

112,730

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

72,987

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.21

13. Date and place of transaction

2 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

2 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

5 December 2005

END

File No. 82-4964

RNS Number:2400V
Alliance & Leicester PLC
06 December 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Andrew Robinson	Yes		9,116	7.95 *
	Yes		996	Nil **
Graham Pilkington	Yes		17,376	7.95 €
	Yes		7,390	8.37 €€
Stuart Dawkins	Yes		3,705	8.77 ***

* Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

** Exercise of options granted under the 2002 (Mar) Deferred Bonus Share Option Scheme with a total exercise price of £0.20p

Mr Robinson sold all 10,112 shares on the London Stock Exchange at £9.21709 per share.

€ Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

€€ Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37.

Mr Pilkington sold 23,025 of the 24,766 shares on the London Stock Exchange at £9.21709 per share and retained 1,741shares in certificated form.

*** Exercise of options granted under the 1999 Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.77

Mr Dawkins sold all 3,705 shares on the London Stock Exchange at £9.21709 per share

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR's as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under various Unapproved Company Share Option Schemes, deferred bonus scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

38,583

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

36,842

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

5 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

5 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

6 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	1,503	6.32*

* Exercise of options granted in 2002 under the Alliance & Leicester ShareSave scheme.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director and PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

7. State the nature of the transaction

Exercise of an option granted under the Alliance & Leicester ShareSave scheme.

8. Number of Shares, debentures or financial instruments relating to shares acquired

1,503

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£6.32

13. Date and place of transaction

9 December 2005 - Leicester, UK

14. Date issuer informed of transaction

12 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

13 December 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Ian D Lawrence	Yes		11,809	7.95*
Ian D Lawrence	Yes		6,406	8.37**

*Exercise of options granted under the 2002 (Aug) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £7.95.

Mr Lawrence sold all 11,809 shares on the London Stock Exchange at £9.485 per share

**Exercise of options granted under the 2002 (Mar) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £8.37.

Mr Lawrence sold all 6,406 shares on the London Stock Exchange at £9.485 per share.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Ian Donald Lawrence

7. State the nature of the transaction

Exercise of options granted under various Unapproved Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

18,215

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

18,215

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.485

13. Date and place of transaction

12 December 2005 – London Stock Exchange

14. Date issuer informed of transaction

13 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Alliance & Leicester Plc - announcement in accordance with DR 3.1.4 of the listing rules.

This announcement is made further to the exercise of executive options by Mr Richard Banks announced on the 5 December 2005, in which it was confirmed that Mr Banks retained 39,743 shares.

On 13 December 2005, Mr Banks transferred 18,872 shares to his wife Mrs Elaine Banks. Mr Banks retains a total holding of 46,231 Ordinary Shares of 50p each in Alliance & Leicester plc.

Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

15 December 2005

RNS Number:0702W
Alliance & Leicester PLC
21 December 2005

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Banks	Yes	Yes	28,731	6.70*

* Exercise of options granted under the 2001 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £6.70.

Mr Banks sold 23,576 of the 28,731 shares on the London Stock Exchange at £9.685303 per share and retained 5,155 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Banks

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

28,731

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

23,576

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.685303

13. Date and place of transaction

20 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

20 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

21 December 2005

END

RNS Number:0684W
Alliance & Leicester PLC
21 December 2005

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Richard Pym	Yes	Yes	5,628	5.33*
Richard Pym	Yes	Yes	60,784	5.10**

* Exercise of options granted under the 1997 Alliance & Leicester Approved Company Share Option Scheme with an exercise price of £5.33.

** Exercise of options granted under the 2000 (Feb) Alliance & Leicester Unapproved Company Share Option Scheme with an exercise price of £5.10

Mr Pym sold 47,057 of the 66,412 shares on the London Stock Exchange at £9.675647 per share and retained 19,355 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director/PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Pym

7. State the nature of the transaction

Exercise of options granted under various Company Share Option Schemes and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

66,412

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

disposed

47,057

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

£9.675647

13. Date and place of transaction

20 December 2005 - London Stock Exchange

14. Date issuer informed of transaction

20 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd

Group Secretary

Date of notification

21 December 2005

END

File No. 82-496

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Andrew Robinson	Yes		601	6.32*
Stephen Leonard	Yes		1,503	6.32**

* Exercise of options granted in 2002 under the Alliance & Leicester ShareSave scheme with an exercise price of £6.32. Mr Robinson retained all 601 shares in the Company's corporate nominee Alliance & Leicester ShareSafe Limited.

** Exercise of options granted in 2002 under the Alliance & Leicester ShareSave scheme with an exercise price of £6.32. Mr Leonard retained all 1,503 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transaction relates to Director and PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in two above

7. State the nature of the transaction

Exercise of options under the Alliance & Leicester ShareSave scheme.

8. Number of Shares, debentures or financial instruments relating to shares acquired

2,104

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£6.32

13. Date and place of transaction

28 December 2005 - Leicester, UK

14. Date issuer informed of transaction

28 December 2005

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

29 December 2005

File No. 82-4964

New Board Appointment – Rodney Duke, Non-Executive Director

With effect from 1 January 2006 Mr Rodney Duke will be appointed as a Non-Executive Director of Alliance & Leicester plc. Rod's career has been with HSBC, where he was General Manager Banking Services and Group General Manager upon his retirement in 2004. This appointment is subject to regulatory approval.

Sir Derek Higgs, Chairman, said: "I am delighted to announce the appointment of Rod Duke to our Group Board. His extensive experience in banking and customer service will enable him to make a valuable contribution to our Board."